FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

May 08, 2006

PETROBRAS ENERGIA PARTICIPACIONES S.A.

(formerly PEREZ COMPANC S.A. and PC HOLDING S.A.)

(Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22

(1084)  Buenos Aires, Argentina

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No  X

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

N/A

PETROBRAS ENERGIA PARTICIPACIONES S.A.

 First Quarter 2006 Results

Buenos Aires, May 8, 2006 – Petrobras Energía Participaciones S.A. (Buenos Aires: PBE, NYSE: PZE) announces the results for the first quarter ended March 31, 2006.

*  Petrobras Energía Participaciones S.A.’s net income for 2006 quarter was P$365 million, accounting for a 145% improvement compared to P$149 million in 2005 quarter. This results from the 75.82% equity interest in Petrobras Energía S.A. (Petrobras Energía Participaciones S.A.’s only asset) which recorded a P$484 million net income in 2006 quarter, accounting for a P$283 million increase compared to 2005 quarter.

Operations for 2006 quarter developed within an international context favored by oil prices levels.

*  Net sales for 2006 quarter increased to P$2,862 million or 16.7%, mainly boosted by the significant rise in the price of WTI, and gas, electricity and refined products not subject to the inflation control policy implemented by the Argentine Government.

*   Gross profit for 2006 quarter was P$1,042 million, 18.5% higher compared to 2005 quarter.

*   Operating income for 2006 quarter totaled P$766 million, accounting for a 22.2% increase compared to 2005 quarter.

*   In 2006 quarter financial income (expense) recorded an improvement mainly attributable to the expiration in December 2005 of derivative instruments that do not qualify for hedge accounting, which instruments accounted for P$251 million losses in 2005 quarter. These positive effects were partially offset by the higher impact of income tax on 2006 quarter.

*  In 2006 quarter the Company’s shareholders’ equity increased 7.2% totaling P$5,527 million as of March 31, 2006.

Income Statement

Net Sales

Gross Profit

Operating Income

Financial income (expense) and holding gains (losses)

Income Tax

The increase in the income tax charge is mainly attributable to improved operating income in Argentina, Ecuador and Peru, and, to a lesser extent, the rise in the tax rate from 34% to 50% in Venezuela.

Balance Sheet

Application as from January 1, 2006 of changes in the accounting standards incorporated under General Resolutions No. 485 and No. 487 issued by the CNV (Argentine Securities Commission) entailed a reduction of P$969 million in retained earnings at the beginning of the year. The retroactive application of the beforementioned changes resulted in a P$27 million gain in the previous year.

The following breakdown excludes proportional consolidation (CIESA/TGS – Distrilec/Edesur):

Cash Flow Statement

The following breakdown excludes proportional consolidation (CIESA/TGS – Distrilec/Edesur):

OPERATING INCOME BY BUSINESS SEGMENT

Oil and Gas Exploration and Production

*   The 17.1% increase in sales for 2006 quarter is primarily attributable to the 30.9% rise in the average sales price of crude oil equivalent partially offset by a 9.2% decline in oil and gas sales volumes.

In Argentina, oil sales decreased 3.4% to P$459 million in 2006 quarter. This drop mainly stemmed from a 26.3% reduction in volumes, partially offset by a 31% increase in average sales prices. The advantages derived from the international price context were severely limited by the increase in crude export taxes in 2004 third quarter from a single 25% rate to a maximum 45% rate under an incremental tax scheme. This scheme was a conditioning reference for the fixing of prices for domestic sales to the refining segment.

Crude oil daily sales volumes declined 26.3% in 2006 quarter mainly as a consequence of: (i) the 12% drop in daily production volumes as a result of the natural decline of oilfields which is considerable in Argentina since they are mature fields under production through secondary recovery. In such respect, investments made basically in projects to improve the oilfields’ basic production curve allowed to mitigate the production curve negative trend, and (ii) the increase in crude oil stock levels due to the postponement of crude oil shipments and to the stocking of crude oil in order to supply San Lorenzo Refinery once all capacity expansion works have been completed.

Total gas sales rose 56% to P$78 million in 2006 quarter, mainly as a consequence of improved sales prices which rose 56.1% as a result of increased export prices and the deregulation of the gas price for industries and electricity generation companies. Gas daily sales volumes rose 4.1% in 2006 quarter mainly due to completion of the project for the interconnection of Santa Cruz I area production poles which allowed, as from 2006 first quarter, to transport on an integrated basis gas and condensate reserves from the Austral basin fields to the General San Martín gas pipeline.

In Venezuela, oil and gas sales increased P$39 million to P$312 million in 2006 quarter. This rise is mainly attributable to the 25.8% increase in the sales price of crude oil equivalent, partially offset by a 8.5% decline in sales volumes of oil equivalent.

Daily sales volumes of oil equivalent dropped 8.5% as a consequence of a decline in production in all areas mainly attributable to a lower number of active wells and to difficulties in the reception of crude oil production by PDVSA.

In Ecuador, crude oil sales for 2006 quarter increased 73.6% to P$158 million, mainly boosted by the 21.6% increase in sales volumes and the 42% rise in sales prices.

In Peru, oil and gas sales for 2006 quarter increased 38.2% to P$199 million. The price of gas rose 69.3% in 2006 quarter as a consequence of the increase in the adjustment factor in the price formula, due to the fuel oil price behavior.

In Bolivia, the average sales price for gas recorded a 97.5% increase in 2006 quarter as a consequence of increased fuel oil international prices used as the basis for calculation of the price for exports to Brazil.

 *   Gross margin on sales increased to 57.9% in 2006 quarter from 56.1% in 2005 quarter. In 2006 quarter, the lifting cost rose 36.3% to P$11.63 per barrel of oil equivalent, mainly due to the rise in oil services rates and, to a lesser extent, an increase in the cost of energy and incremental costs relating to the implementation of new safety and environmental standards.

 *   Other operating income (expense), net for 2006 quarter is mainly attributable to costs associated with the unused transportation capacity under the Ship or Pay agreement with OCP in Ecuador, in the amount of P$42 million. This is partially offset by a P$23 million gain attributable to the recognition of price adjustments on sales relating to the Acema and Mata areas corresponding to previous years.

*    Migration of operating agreements relating to the Oritupano Leona, La Concepción, Acema and Mata areas to partially state-owned companies will have economic effects as from April 1, 2006. Under the terms and conditions for the conversion of the agreements, as from the date of organization of the partially state-owned companies the Company will discontinue line-by-line consolidation of the beforementioned areas.

*    Summary of events in Bolivia: See Note Summary of events in Bolivia.

Refining

*  The negative gross profit for 2006 quarter is mainly attributable to the deterioration of business profit margins as a result of restrictions on the domestic refining market to pass through the 30.1% increase in crude oil costs to consumer sales prices.

*  Net sales for refined products increased 13.3% in 2006 quarter, boosted by increased sales prices. Total sales volumes dropped 12%, with a 15% decline in domestic sales and a 7% drop in exports.

Load factor for 2006 quarter was  64,602 barrels per day, similar to 2005 quarter.

Diesel oil sales volumes dropped mainly due to a decline in wholesale domestic sales.

Asphalts sales volumes grew mainly due to the 37% increase in the domestic market.

Sales of reformer plant byproducts dropped basically due to lower sales of aromatics and paraffins both in the domestic and export markets.

As regards heavy distillates, sales volumes rose as a result of increased fuel oil exports, offset by lower sales volumes of VGO and IFO Bunker.

*   Summary of events in Bolivia: See Note Summary of events in Bolivia.

Petrochemicals

*   Net sales dropped 5.3% in 2006 quarter primarily due to lower sales volumes, mainly attributable to Innova and Fertilizers.

At Innova in Brazil, styrene sales volumes declined 6% due to the postponement of exports for logistics reasons. Polystyrene sales volumes increased 7% due to higher exports to the United States, Central America and South Africa. Styrenics prices rose 5% in 2006 quarter as a result of changes in the sales mix, with reduced exports. Polystyrene prices declined 14% as a result of lower international prices.

The decline in fertilizers sales volumes in 2006 quarter is basically due to operations made in advance in 2005 fourth quarter, and delayed purchases by producers as a result of the increase in sales prices attributable to the rise in urea international prices.

Hydrocarbon Marketing and Transportation

Breakdown of operating income excluding proportional consolidation of CIESA is as follows:

*  Sales revenues increased in 2006 quarter, mainly due to higher prices of both gas and liquids. The increase in the price of gas resulted from the application of the price recovery path fixed by the Secretary of Energy, and deregulation as from September 2005. As regards liquids, increased prices derive mainly from a rise in their international references.

Gas and GLP brokerage services accounted for sales revenues in the amount of P$7 million and P$8 million in 2006 and 2005 quarters, respectively.

Electricity

Breakdown of operating income for Affiliates under Joint Control included in the table above in relation to the proportional consolidation of Distrilec is as follows:

*   Net sales of electricity generation increased 38.3% in 2006 quarter due to the combined effect of a 34.3% improvement in generation prices and a 2.9% rise in energy sales, as a result of the 5.2% increase in the demand for energy in Argentina.

The increase in energy sales prices was primarily attributable to a higher demand for electric power within a context of reduced gas supply availability, that derives in increased costs which are partially passed through to sales prices as a result of the gradual application of the path of prices implemented as from 2004 fourth quarter.

Summary of events in Bolivia:

In May 2006, the Bolivian Government established the so called “hydrocarbon nationalization” under Supreme Decree No. 28,701. This Decree provides that as from May 1, 2006 oil companies will have to deliver YPFB the property of all hydrocarbon production for sale. Oil companies will have a 180-day transition term to subscribe the new agreements which will be individually authorized and approved by the Bolivian Legislative Power. The Ministry of Hydrocarbons and Mines will determine, on a case by case basis, the interest corresponding to oil companies by means of investment audits, operation costs and profitability indicators. During the transition period, in the case of fields with a 2005 daily average certified production of natural gas lower than 100 million cubic feet (as is the case of the Colpa Caranda area), the current distribution of the hydrocarbon production value will be maintained. In addition, the Decree provides that the Bolivian Government will resume full participation in all stages in the hydrocarbon production chain. To such effect, it establishes the nationalization of the shares necessary for YPFB to control at least 51% of a group of companies, including Petrobras Bolivia Refinación S.A., among others.

The Company’s assets in Bolivia account for approximately 2% of its total assets.

Given the recently announced measures and the different procedures to implement and apply the same, including a comprehensive restructuring of YPFB, the Company’s Management is evaluating their extent and effects on Petrobras Energía S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROBRAS ENERGÍA PARTICIPACIONES S.A.

Date: 05/08/2006

By: /s/  Daniel Casal

By: /s/ Luis M. Sas

Name: Daniel Casal

Name: Luis M. Sas

Title:   Attorney

  Title:   Attorney

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Petrobras Energía Participaciones S.A. – First Quarter 2006 Results